Via Facsimile and U.S. Mail
Mail Stop 6010

April 7, 2008

Mr. Matthew Emmens
Chief Executive Officer
Shire plc
Hampshire International Business Parch, Chineham
Basingstoke, Hampshire, England, RG24 8EP

Re: Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 000-29630

Dear Mr. Emmens:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

PART III

ITEM 11. Executive Compensation, page 84.

  1. We note that you have filed your annual report on Form 10-K and that your
     executive compensation disclosures do not follow the format proscribed in Item
     402 of Regulation S-K. Please advise us of your basis for using this alternative

executive compensation format. If your intent was to provide the executive compensation disclosure as required by foreign private issuers, please provide us with your analysis as to how you qualify as a foreign private issuer. Please note that if you do not qualify as a foreign private issuer you will need to amend your Form 10-K to provide the required executive compensation disclosure.

PART IV

ITEM 15: Exhibits, financial statement schedules, page 102.

2. We note that you disclose a related-party transaction with a former director, Dr. Francesco Bellini. We also note that Dr. Bellini was a director of the company and at the time of the transaction had an indirect substantial interest in a co-investor of ViroChem. Please amend your filing to include this related party arrangement as part of your exhibits.

3. We note that you disclose frequent collaboration with GlaxoSmithKline (GSK) in relation to a number of products and that the royalties the company receives from GSK are substantial and material to the company's continuing revenue stream. Please amend your Form 10-K filing to provide the agreements detailing the arrangements with GSK within your exhibits.

4. We note that you have recently completed business combinations with New River Pharmaceuticals, Inc. (April 2007) and Transkaryotic Therapies, Inc (July 2005). Please amend the exhibits to your Form 10-K filing to include the agreements relating to these business combinations.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-14

14. Other intangible assets, net, page F-37

5. It appears based on your discussions in other parts of the document that these "Intellectual property rights acquired" are related to specific products that are being sold. In order to better understand the connection between these rights and the revenues that are generated as a result of these rights as well as helping to assess the potential for impairment, please include a breakdown of these rights by major product or help us understand why this would not be useful information.

18. Long-Term Debt, page F-39

Shire 2.75% Convertible Bonds Due 2014, page F-39

6. Please tell us the factors you considered in setting the conversion price of the Bonds at $33.5879. If the conversion price was set below the common stock market price as of the issuance date, tell us whether and how you accounted for the beneficial conversion feature in accordance with EITF 98-5.

*   *   *   *

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Brian Pitko, Staff Attorney at (202) 551-3203 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant